UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G02995101

(CUSIP Number)

Keith Lyon

General Counsel

Catalina Holdings (Bermuda) Ltd

Cumberland House

1 Victoria Street, 7th Floor, Hamilton HM 11, Bermuda

Tel: +1 441 494 6368

With a Copy to:

Mark Roppel

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

Tel: +1 212 610 6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G02995101

1.	Name of Reporting Person Catalina Holdings (Bermuda) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 548,390

	8.	Shared Voting Power

	9.	Sole Dispositive Power 548,390

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 548,390

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.7%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)  Calculated based on the 9,598,808 aggregate number of common shares stated to be outstanding on May 1, 2013 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 10, 2013.

Introductory Statement

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D initially filed by Catalina Holdings (Bermuda) Ltd (“Catalina”) on March 5, 2013 (the “Original Filing”), relating to shares of the Common Stock, $0.01 par value per share (the “Common Shares”), of American Safety Insurance Holdings, Ltd. (“ASI”).  Information reported in the Original Filing remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.

Item 4.                       Purpose of Transaction

The disclosure in Item 4 of the Original Filing is hereby supplemented by adding the following:

Following the filing of the Original Filing, on May 30, 2013, Catalina, through its financial advisor, RBC Capital Markets, LLC submitted a letter to ASI’s financial advisor, Bank of America Merrill Lynch, indicating that it was willing to acquire ASI for a value of $29.00 per share in cash.  Subsequently, on July 29, 2013, Catalina sent a letter to the board of directors of ASI, offering a price of $29.75 per share in cash to acquire ASI (the “Revised Offer Letter”). A copy of the Revised Offer Letter is attached hereto as Exhibit 99.1.

Item 7.                       Material to be Filed as Exhibits

Item 7 of the Original Filing is hereby supplemented by adding the following:

Exhibit 99.1  Letter dated July 29, 2013 from Catalina to the board of directors of ASI.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2013

Catalina Holdings (Bermuda) Ltd.

By:	/s/ Campbell McBeath
Name: Campbell McBeath
Title: Group Treasurer

INDEX TO EXHIBITS

Exhibit 99.1                                                                              Letter dated July 29, 2013 from Catalina to the board of directors of ASI.